

03 SEP 11 AM 7:21

8 September 2003

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



03029983

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 1 September 2003 and the 5 September 2003, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interest in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

pp. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

dlw 9/11

Enclosures

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Craig McMahon
Mytravel Group Plc
Parkway One
Parkway Business Centre
300 Princess Street
Manchester
M14 7QU

5 September 2003

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Mr McMahon

MYTRAVEL GROUP PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 3 September 2003, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 16,526,551 shares, being approximately 3.36% of the issued share capital of the Company.

We have transferred from time to time 16,526,551 shares to a third party on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 16,526,551 shares is pursuant to Section 208(5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours sincerely,



Espen Marthinussen
Law Division

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

3 September 2003

5 September 2003

12. Total holding following this notification

16,526,551

13. Total percentage holding of issued class following this notification

3.33%

14. Any additional information

Morgan Stanley Securities Limited has transferred from time to time 16,526,551 shares to a third party on terms which gave it the right to require the return of an equivalent number of shares. Accordingly, their interest in 16,526,551 shares is pursuant to Section 208(5) Companies Act 1985

15. Name of contact and telephone number for queries

Greg McMahon – Group Company Secretary – 0161 232 6515

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon – Group Company Secretary 

Date of notification

5 September 2003

1 September 2003

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
MyTravel Group plc

2. Name of shareholder having a major interest
Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Not supplied

5. Number of shares / amount of stock acquired
Not supplied

6. Percentage of issued class
Not supplied

7. Number of shares / amount of stock disposed
Not applicable

8. Percentage of issued class
Not applicable

9. Class of security
Ordinary shares of 10p each

10. Date of transaction
27 August 2003

11. Date company informed
1 September 2003

12. Total holding following this notification
Not disclosed

13. Total percentage holding of issued class following this notification
Not disclosed

14. Any additional information
Morgan Stanley Securities Limited has informed the Company that it and the group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited no longer hold a notifiable interest in ordinary shares of the Company in accordance with Section 198 Companies Act 1985.

15. Name of contact and telephone number for queries
Greg McMahon, Company Secretary - 0161 232 6516

16. Name and signature of authorised company official responsible for making this notification
Greg McMahon, Company Secretary

Date of notification
1 September 2003